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RD
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

SEC
Mail Processing
Section

FEB 27 2013

Washington DC
400

| SEC FILE NUMBER |
| --- |
| 8- 13630 |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2012___ AND ENDING___12/31/2012___
                                  MM/DD/YY                              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:   Allianz Life Financial Services, LLC

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___5701 Golden Hills Drive___
(No. and Street)

___Minneapolis___                  MN                  55416-1297
       (City)                     (State)              (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Angela Forsman___                                    763-765-6430
                                                (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

___4200 Wells Fargo Center, 90 South 7th Street, Minneapolis,  MN  55402___
(Address)                        (City)                        (State)        (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

CM
3/7/13

# OATH OR AFFIRMATION

I, ___Angela Forsman_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Allianz Life Financial Services, LLC_____ , as of ___December 31_____ , 20_12___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

NICOLE L.E. ALLEN
Notary Public
Minnesota
My Commission Expires Jan. 31, 2017

_____
Signature

VP & Chief Financial Officer
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



# ALLIANZ LIFE FINANCIAL SERVICES, LLC

Financial Statements with Supplementary Schedule and
Report of Independent Registered Public Accounting Firm on Internal Control

December 31, 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

# ALLIANZ LIFE FINANCIAL SERVICES, LLC

## Table of Contents

|  | Page |
|---|---|
| Report of Independent Registered Public Accounting Firm | 1 |
| Statement of Financial Condition | 3 |
| Statement of Operations and Comprehensive Income | 4 |
| Statement of Member's Equity | 5 |
| Statement of Cash Flows | 6 |
| Notes to Financial Statements | 7 |

**Supplementary Schedule**

| | |
|---|---|
| Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 of the Securities and Exchange Commission | 12 |
| Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5 | 13 |



KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

# Report of Independent Registered Public Accounting Firm

The Board of Governors and Member
Allianz Life Financial Services, LLC:

We have audited the accompanying financial statements of Allianz Life Financial Services, LLC, which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations and comprehensive income, changes in member's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

## Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Allianz Life Financial Services, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended, in accordance with U.S. generally accepted accounting principles.

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.



**Other Matter**

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Supplementary Schedule is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the Supplementary Schedule has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the Supplementary Schedule is fairly stated in all material respects in relation to the financial statements as a whole.

*KPMG LLP*

Minneapolis, Minnesota
February 25, 2013

2

# ALLIANZ LIFE FINANCIAL SERVICES, LLC

## Statement of Financial Condition

### December 31, 2012

### Assets

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 479,250 |
| Investment in U.S. Treasury notes, at fair value (amortized cost: $34,657,128) | | 35,938,847 |
| Prepaid expenses | | 125,836 |
| Accrued interest receivable | | 270,578 |
| Receivable from affiliates | | 20,397,552 |
| Total assets | $ | 57,212,063 |

### Liabilities and Member's Equity

| | | |
|---|---|---:|
| Liabilities: | | |
|    Payable to broker dealers | $ | 23,741,689 |
|    State taxes and fees payable | | 12,692 |
|    Accrued expenses | | 6,015 |
|       Total liabilities | | 23,760,396 |
| Member's equity | | 33,451,667 |
|       Total liabilities and member's equity | $ | 57,212,063 |

See accompanying notes to financial statements.

## ALLIANZ LIFE FINANCIAL SERVICES, LLC

### Statement of Operations and Comprehensive Income

### Year ended December 31, 2012

| | |
|---|---:|
| **Revenues:** | |
| Commissions earned | $ 278,129,719 |
| 12b-1 fees earned | 39,822,926 |
| Marketing stipend | 14,013,461 |
| Investment income | 596,983 |
| Total revenues | 332,563,089 |
| | |
| **Expenses:** | |
| Commissions | 278,129,719 |
| Salaries and employee benefit charges | 38,293,821 |
| Marketing | 15,324,715 |
| Travel and entertainment | 4,117,394 |
| Information technology charges | 3,614,837 |
| Advertising and public relations | 991,627 |
| Meetings and seminars | 960,264 |
| Occupancy charges | 740,481 |
| Postage and telephone | 632,909 |
| Outside administrative fees | 555,828 |
| Taxes, licenses, and fees | 537,245 |
| Legal expenses | 329,743 |
| General and administrative charges | 303,934 |
| Other expenses | 98,592 |
| Printing and office supplies | 90,334 |
| Total expenses | 344,721,443 |
| Loss from operations | (12,158,354) |
| Reimbursement of excess of expenses over revenues from affiliates | 12,158,354 |
| Income before change in net unrealized appreciation of investments | — |
| Change in net unrealized appreciation of investments | (96,873) |
| Net comprehensive loss | $ (96,873) |

See accompanying notes to financial statements.

**ALLIANZ LIFE FINANCIAL SERVICES, LLC**

Statement of Member's Equity

Year ended December 31, 2012

| | | |
|---|---|---:|
| Balance at December 31, 2011 | $ | 28,548,540 |
| Capital contribution | | 5,000,000 |
| Net comprehensive loss | | (96,873) |
| Balance at December 31, 2012 | $ | 33,451,667 |

See accompanying notes to financial statements.

# ALLIANZ LIFE FINANCIAL SERVICES, LLC

## Statement of Cash Flows

### Year ended December 31, 2012

| | | |
|---|---|---:|
| **Cash flows from operating activities:** | | |
| Net comprehensive loss | $ | (96,873) |
| Adjustments to reconcile net comprehensive loss to net cash provided by operating activities: | | |
|     Change in net unrealized appreciation of investments | | 96,873 |
|     Amortization of U.S. Treasury notes | | 376,693 |
|     Increase in interest receivable on U.S. Treasury notes | | (81,529) |
|     Decrease in prepaid expenses | | 54,931 |
|     Decrease in receivable from affiliates | | 196,663 |
|     Increase in accrued expenses | | 6,917 |
|     Increase in payable to broker dealers | | 324,588 |
|     Net cash provided by operating activities | | 878,263 |
| **Cash flows from investing activities:** | | |
| Maturity of U.S. Treasury note | | 20,700,000 |
| Purchase of U.S. Treasury note | | (27,279,539) |
|     Net cash used in investing activities | | (6,579,539) |
| **Cash flows from financing activities:** | | |
| Capital contribution from parent company | | 5,000,000 |
|     Net cash provided by financing activity | | 5,000,000 |
|     Net decrease in cash and cash equivalents | | (701,276) |
| Cash and cash equivalents, beginning of year | | 1,180,526 |
| Cash and cash equivalents, end of year | $ | 479,250 |

See accompanying notes to financial statements.

**(1)    Nature of Business and Significant Accounting Policies**

Allianz Life Financial Services, LLC (the Company) is a wholly owned subsidiary of Allianz Life Insurance Company of North America (Allianz Life). Allianz Life is a wholly owned subsidiary of Allianz of America, Inc. (AZOA), which is a wholly owned subsidiary of Allianz Europe, B.V. Allianz Europe, B.V. is a wholly owned subsidiary of Allianz Societas Europaea (Allianz SE), a European company incorporated in Germany. The Company is a registered broker–dealer in securities organized under the laws of Minnesota as a limited liability company. The Company is the distributor of variable annuity products for Allianz Life and Allianz Life Insurance Company of New York (Allianz of New York), a wholly owned subsidiary of Allianz Life. The Company's results of operations may not be indicative of the results that might have been obtained had it operated independently of Allianz Life.

The Company does not carry or hold securities for customer accounts.

The following is a summary of significant accounting policies followed by the Company:

- Commission revenue from sales of variable products is recorded monthly as the related premium is recorded by Allianz Life. Commission expense is recognized in the same manner as the related income is earned.

- 12b-1 fee revenue is recorded monthly based on a percentage of Allianz Life and Allianz of New York assets under management by certain fund companies. Distribution expenses are allocated from Allianz Life and recognized in the month the related income is earned.

- Marketing stipend revenue from sales of variable products is recorded monthly based on the assets under management and sales of products sold by certain broker–dealers. Related marketing expense is recognized in the month the income is earned. The Company has agreements set up with retail broker–dealers to facilitate distribution of the variable product line. These agreements generally contain fees paid by the Company to the retail broker–dealers as a marketing allowance that is to be used for promotional costs (marketing brochures, Web site presence, etc.).

- The Company classifies its fixed-maturity securities as "available-for-sale." Accordingly, the investments in these securities are valued at fair value as determined by published quotations. Net unrealized appreciation or depreciation in fair value is included as comprehensive income or loss on the Statement of Operations and Comprehensive Income.

- Deposits paid to the Financial Industry Regulatory Authority (FINRA) for advertising and representative fees are recorded as a prepaid asset and expensed as incurred. At December 31, 2012, $125,836 has been recognized as a prepaid expense on the Statement of Financial Condition.

The Company is a single-member limited liability company treated as a disregarded entity pursuant to the Internal Revenue Service's "check-the-box" regulations. While the Company is not liable to file any tax returns with the Internal Revenue Service, its attributes are included in the AZOA federal income tax return. If the Company were to file a federal income tax return on a "stand-alone basis," the Company would incur tax expense of $395,552.

The Company incurred $12,590 of taxes and fees that are included in taxes, licenses, and fees on the Statement of Operations and Comprehensive Income. The Company is required by the State of California

7                                                                                                    (Continued)

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Notes to Financial Statements

December 31, 2012

to pay an $800 annual tax for doing business in the state and paid a fee of $11,790 based on annual income apportioned to California.

Effective 2009, the State of Michigan required LLC's that were disregarded for federal income tax purposes to pay a business tax that consists of gross receipts tax and income tax. However, effective January 1, 2012, Michigan no longer required LLC's that were disregarded for federal tax purposed to pay either a gross receipts tax or income tax; therefore, no payments were made to Michigan in 2012. As there was an overpayment on the 2011 tax return (due to estimated payments being larger than the tax liability), a refund of $14,290 was received from Michigan in 2012.

The Company adopted the provisions of new guidance within the Income Taxes topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (Codification) on January 1, 2007. The Company had no unrecognized tax benefits as of January 1, 2011 or any unrecognized tax benefits as of December 31, 2012. The Company does not expect any significant changes related to unrecognized tax benefits during the next 12 months.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in federal income tax expense. As of December 31, 2012, the Company had not recognized any interest and penalties.

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such changes in estimates are recorded in the period they are determined.

**(2) Fair Value Measurements**

U.S. Treasury notes are carried at fair value on a recurring basis in the Company's financial statements.

The Fair Value Measurements and Disclosures topic of the Codification establishes a fair value hierarchy that prioritizes the inputs used in the valuation techniques to measure fair value.

Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

Level 2 – Valuations derived from techniques that utilize observable inputs, other than quoted prices included in Level 1, which are observable for the asset or liability either directly or indirectly, such as:

(a) Quoted prices for similar assets or liabilities in active markets;

(b) Quoted prices for identical or similar assets or liabilities in markets that are not active;

(c) Inputs other than quoted prices that are observable; and

(d) Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Valuations derived from techniques in which the significant inputs are unobservable. Level 3 fair values reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The Company has analyzed the valuation techniques and related inputs, evaluated its assets and liabilities reported at fair value, and determined an appropriate fair value hierarchy level based upon trading activity and the observability of market inputs. Based on the results of this evaluation and investment class analysis, each valuation was classified into Level 1, 2, or 3.

The following table presents the assets measured at fair value on a recurring basis and their corresponding fair value hierarchy at December 31, 2012:

| | Total | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| Assets accounted for at fair value: | | | | |
| Investment in U.S. Treasury notes | $ 35,938,847 | $ 35,938,847 | $ — | $ — |
| Total assets accounted for at fair value | $ 35,938,847 | $ 35,938,847 | $ — | $ — |

The following is a discussion of the methodologies used to determine fair values for the financial instruments listed in the above table. These fair values represent an exit price (i.e., what a buyer in the market place would pay for a security in a current sale or charge to transfer a liability).

*(a)* *Valuation of U.S. Treasury Notes*

The fair value of U.S. Treasury notes is based on quoted market prices for identical securities. Management is responsible for establishing and maintaining an adequate internal control structure to prevent or detect material misstatements related to fair value measurements and disclosures. Management has reviewed the pricing sources and noted that all are actively traded in quoted markets and are appropriately classified as level one.

*(b)* *Transfers*

The Company reviews its fair value hierarchy classifications annually. Changes in the observability of significant valuation inputs identified during this review may cause reclassification of fair value hierarchy levels of financial assets and liabilities. These reclassifications are reported as transfers into/out of the various levels in the beginning of the period in which the change occurs. The Company has no Level 3 financial assets or liabilities. In addition, there were no transfers into/out of Levels 1 and 2.

(Continued)

### (c) *Nonrecurring Fair Value Measurements*

Occasionally, certain assets and liabilities are measured at fair value on a nonrecurring basis (e.g., impaired assets). At December 31, 2012, there were no assets or liabilities reported at fair value on a nonrecurring basis.

### (3) Transactions with Related Parties

For the year ended December 31, 2012, the Company earned commission revenues of $278,129,719 from Allianz Life and Allianz of New York.

For the year ended December 31, 2012, the Company earned administrative fees of $50,000 from Allianz Life Advisers, LLC, a wholly owned subsidiary of Allianz Life. The amount is included in the 12b-1 fees earned on the Statement of Operations and Comprehensive Income. The Company has receivables of $12,500 related to this agreement.

The Company has no employees. Management agreements entered into by and between the Company and Allianz Life and Allianz of New York exist, whereby all expenses, except for commissions, legal, and certain marketing expenses, incurred by Allianz Life and Allianz of New York on behalf of the Company are allocated to the Company, including salaries, employee benefits, operating costs, and administrative services incurred by Allianz Life and Allianz of New York on behalf of the Company. During 2012, $50,937,265 was allocated to the Company using an allocation method developed by management of Allianz Life and Allianz of New York. The balance due to Allianz Life and Allianz of New York was $3,356,637 as of December 31, 2012.

Under these same agreements with the Company, Allianz Life and Allianz of New York have also agreed to reimburse the Company for the excess of expenses over revenues, exclusive of unrealized investment gains or losses. A management fee for services rendered by Allianz Life and Allianz of New York may be charged as an additional expense in the event that revenues exceed the other expenses. For the year ended December 31, 2012, total expenses exceeded revenues. The total reimbursement from Allianz Life and Allianz of New York to the Company was $12,158,354 under this agreement.

Commissions due to broker–dealers are paid by Allianz Life and Allianz of New York on behalf of the Company. At December 31, 2012, the Company had a payable due to broker–dealers of $23,741,689 with corresponding receivables of $22,864,988 and $876,701 from Allianz Life and Allianz of New York, respectively, for commission revenue, as discussed in note 1.

The Company maintains a selling agreement with Questar Capital Corporation, a wholly owned subsidiary of Allianz Life. For the year ended December 31, 2012, the agreement resulted in $3,506,824 in commission revenue for the Company, which is 1.26% of total commissions earned by the Company.

In May 2012, Allianz Life adopted a board resolution agreeing to make a capital contribution in the form of a cash payment of $5,000,000 to the Company. The capital contribution was made to the Company to satisfy the net capital requirements as required by the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (Rule 15c3-1).

(Continued)

### (4) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), and is required to maintain minimum net capital of $1,584,026 as of December 31, 2012. At December 31, 2012, the Company had net capital of $11,799,465, which was $10,215,439 in excess of the minimum required. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 2.01:1 at December 31, 2012.

### (5) Rule 15c3-3 Exemption

The Company does not hold customer funds or safekeep customer securities and is therefore exempt from Rule 15c3-3 of the SEC under subsection (k)1(i). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

### (6) Commitments and Contingencies

The Company may be involved in various pending or threatened litigation arising out of the normal course of business. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse effect on the financial position or results of the Company.

### (7) Subsequent Events

Subsequent events have been evaluated through February 25, 2013, which is the date the financial statements were available to be issued.

**ALLIANZ LIFE FINANCIAL SERVICES, LLC**

Computation of Net Capital and Aggregate Indebtedness
under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2012

| | | |
|---|---|---:|
| Member's equity | $ | 33,451,667 |
| Deduct – nonallowable assets: | | |
| Receivable from affiliates | | 20,397,552 |
| Accrued interest receivable | | 270,578 |
| Prepaid expenses | | 125,836 |
| Net capital before haircuts on securities positions | | 12,657,701 |
| Haircuts on U.S. Treasury notes and cash equivalents | | 858,236 |
| Net capital | | 11,799,465 |
| Minimum capital required to be maintained (greater of 6 ⅔% of aggregate indebtedness or $5,000) | | 1,584,026 |
| Net capital in excess of requirement | $ | 10,215,439 |
| Aggregate indebtedness | $ | 23,760,396 |
| Ratio of aggregate indebtedness to net capital | | 2.01:1 |

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in Part II of Form X-17A-5 and the above audited computation.

See accompanying report of independent registered public accounting firm.



KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

## Report of Independent Registered Public Accounting Firm
## on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Governors and Member
Allianz Life Financial Services, LLC:

In planning and performing our audit of the financial statements of Allianz Life Financial Services, LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.  Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2.  Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*KPMG LLP*

Minneapolis, Minnesota
February 25, 2013